UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 7, 2016

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statements on Form S-8 (file no. 333-101259 and file no. 333-208152), except for the following sentence: “Further information about Credit Suisse can be found at www.credit-suisse.com” of the Media Release.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Brian Chin to succeed Timothy O’Hara as CEO of Global Markets. Eric M. Varvel appointed President and CEO of Credit Suisse Holdings (USA), Inc. the bank’s recently designated Intermediate Holding Company (IHC)

Zurich / New York, September 6, 2016 Credit Suisse Group announced today that Tim O’Hara will be succeeded by Brian Chin, currently Co-Head of Credit, as CEO of Global Markets. Brian Chin will join the Executive Board of Credit Suisse Group AG. The bank also announced that Eric Varvel is appointed President and CEO of Credit Suisse Holdings (USA), Inc., in addition to his current responsibilities as Global Head of Asset Management. These changes are effective immediately.

Urs Rohner, Chairman of the Board of Credit Suisse said: “Tim O’Hara has been instrumental in driving the successful restructuring of the Global Markets division in a challenging market and regulatory environment. We greatly appreciate Tim’s excellent contribution to the firm during his long tenure at Credit Suisse.”

“We are very pleased that Brian Chin will become CEO of Global Markets and join the Executive Board of the bank. He is a proven business leader and provides continued strong experience and deep knowledge of Global Markets. Eric Varvel will provide critical continuity at Credit Suisse Holdings (USA), Inc., with his extensive background in investment banking and his proven leadership skills in various key roles as a former member of the Executive Board.”

Tidjane Thiam, CEO of Credit Suisse said: “I am grateful to Tim O’Hara for his leadership, management and commitment to Credit Suisse over many years. Since joining the bank in 1986, Tim has excelled in a number of senior roles across Fixed Income and Equities. He has contributed enormously to the development of our Global Markets franchise, establishing market leading positions in many of our core products and services which he managed. I am especially thankful to Tim for steering Global Markets through its recent accelerated restructuring program, returning the division to profitability in Q2 and ensuring that some of the positive momentum of the division in Q2 has continued over the summer months.”

“I am excited to welcome Brian Chin to the Executive Board and I congratulate him on his new responsibilities as CEO of Global Markets. Since joining the bank in 2003, Brian has been one of our strongest risk managers and has been an integral part in developing the strength of our Global Markets franchise. In addition, he is an exceptional leader and culture carrier for the firm. He is well positioned to take Global Markets to the next stage in its development.”

“I welcome Eric Varvel to the role of President and CEO of Credit Suisse Holdings (USA), Inc. Eric is one of the firm’s most accomplished professionals, adding considerable experience and expertise to the role. Over his 25-year career at Credit Suisse, Eric has held a number of senior positions including: CEO of Asia Pacific, CEO of the Investment Bank, and CEO of Europe, Middle East and Africa. He also served on

Media Release
September 6, 2016 Page 2/3

the Executive Board for six years from February 2008 to October 2014. Eric will continue to lead our Global Asset Management activities in addition to this new role. I look to Eric to provide our bank with leadership, insight, governance and accountability as we develop our franchise in the United States, maximize its potential and deliver significant value to our clients.”

“I am confident that these management changes that I have proposed and that have been approved by the Board of Directors of Credit Suisse Group AG will drive a continued improvement in the performance of our bank."

Information
Media Relations, Credit Suisse, tel: +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations, Credit Suisse, tel: +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47’180 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forwardlooking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and development s affecting interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including impr oved performance, reduced risks, lower costs and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, na tionalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
–	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;

Media Release
September 6, 2016 Page 3/3

–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation, regulatory proceedings and other contingencies;
–	the ability to achieve our cost efficiency goals and cost target s; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Stephan Flückiger
Stephan Flückiger
Date: September 7, 2016		Director